Exhibit 99.1

On a mission to save lives on the roads.

FORWARD - LOOKING STATEMENTS This presentation and oral statements made regarding the subject of this presentation contain “forward - looking statements” that involve substantial risks and uncertainties . Such statements include, without limitation, references to the SaverOne 2014 Ltd . (the “Company’s”) predictions or expectations of future business or financial performance and its goals and objectives for future operations, financial and business trends, performances, strategies or expectations . Forward - looking statements include, but are not limited to, statements about : the ability of our technology to substantially improve the safety of drivers ; our planned level of revenues and capital expenditures and our belief that our existing cash and the net proceeds from this offering will be sufficient to fund our operations for at least the next 12 months ; our ability to market and sell our products ; our plans to continue to invest in research and development to develop technology for both existing and new products ; our intention to advance our technologies and commercialization efforts ; our intention to use local distributors in each country or region that we will conduct business to distribute our products or technology ; our plan to seek patent, trademark and other intellectual property rights for our products and technologies in the United States and internationally, as well as our ability to maintain and protect the validity of our currently held intellectual property rights ; our expectations regarding future changes in our cost of revenues and our operating expenses ; our expectations regarding our tax classifications ; interpretations of current laws and the passage of future laws ; acceptance of our business model by investors ; the ability to correctly identify and enter new markets ; the impact of competition and new technologies ; general market, political and economic conditions in the countries in which we operate ; projected capital expenditures and liquidity ; our intention to retain key employees, and our belief that we maintain good relations with all of our employees ; the impact of the COVID - 19 pandemic, and resulting government actions on us ; and other risks and uncertainties, including those listed in the section titled “Risk Factors” in the final Prospectus on From 424 b 4 filed with the SEC on June 6 th, 2022 . In some cases, you can identify forward - looking statements by the words “may,” “might,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “objective,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “continue” and “ongoing,” or the negative of these terms, or other comparable terminology intended to identify statements about the future . These forward - looking statements may not materialize, in whole or in part, or may materialize differently than expected, or may be affected by factors that cannot be assessed in advance . We may not actually achieve the plans, intentions or expectations disclosed in our forward - looking statements, and you should not place undue reliance on our forward - looking statements . Actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward - looking statements we make . You are cautioned not to place undue on forward - looking statements . Except as otherwise indicated, the forward - looking statements contained in this presentation speak only as of the date of this presentation and the Company undertakes no obligation to update any forward - looking statements, whether as a result of new information, future events or otherwise, except as required by law .

Israel Headquarters 2014 Year Founded TASE: SVRE Nasdaq: SVRE* 40+ Employees 40+ Active Customers 20+ Diverse IP Portfolio Registered & Pending * U. S. IPO in June 2022 1,100+ Systems installed Who is SaverOne We have developed proprietary technology to create an innovative safety solution to stop driver’s cell phone distraction . What Do We Provide Advanced driver safety solution: Identify cell phones located in the driver’s vicinity and block the use of dangerous apps What Do We Solve The Company’s patented solution eliminates driver distraction from mobile apps, keeping the driver focused on the road and not on the cellphone, preventing accidents related to mobile distraction from happening SAVERONE AT A GLANCE

SELECTED CUSTOMERS AND STRATEGIC PARTNERS Technology and telecom Industry and manufacturing Government and authorities Infrastructure and natural resources Logistics and transportation Transport and vehicle MILLENIUM GROUP

Convert live pilots into commercial contracts within Israel 2022 Launch Gen 2.0 Global expansion Launch fully integrated OEM products Expand to other verticals Gen 2.0 Highlights New platform with an improved performance and adaptive configuration Supports 5 G cellular technology across the world Lower production costs to improve margin and competitive positioning Reduced instrument size, improving storage and installation THE NEW GEN 2.0 SOLUTION ENABLES RAPID GLOBAL EXPANSION

CORE TECHNOLOGY , BASED ON MOBILE RF FOOTPRINT , USING SIGNAL PROCESSING AND AI Target markets: *Vulnerable Road Users and pedestrians SAVERONE ’ S OFFERING IN - CABIN DRIVER DISTRACTION PREVENTION [ Commercial solution ] • Automatically identify which phone belongs to the driver, applying the Safe - Mode only onto it • Distinguish dangerous apps, like texting and social media, from non - dangerous ones, like navigation • Aftermarket fleets (Commercial Vehicles) • OEMs (Vehicle manufacturers) VRU * SAFETY SOLUTION - “ SENSOR - 4 ” [ In development ] • OEMs (Vehicle manufacturers) • Autonomous vehicle (Commercial & Passenger) • Detecting distracted VRUs, preventing collisions • Enhancing the ADAS sensor suite N EW VRU TECHNOLOGY

SAVERONE - ENHANCING THE ADAS SENSOR SUITE Adaptive cruise control Automatic braking, Pedestrian Detection, Collision Avoidance Lane Keeping System Traffic Sign Recognition Cross Traffic Alert Surround View Blind Spot Detection Blind Spot Detection Park Assist Rear Collision Warning Surround View Surround View Park Assist Long - range Radar RFISEE / VAYYAR LIDAR INNOVIZ / OPSYS Camera NEXAR / BRIGHTWAYVISION Short/Medium range RADAR Ultrasonic

SAVERONE - ENHANCING THE ADAS SENSOR SUITE Adaptive cruise control Automatic braking, Pedestrian Detection, Collision Avoidance Lane Keeping System Traffic Sign Recognition Cross Traffic Alert Surround View Blind Spot Detection Blind Spot Detection Park Assist Rear Collision Warning Surround View Surround View Park Assist Long - range Radar RFISEE / VAYYAR LIDAR INNOVIZ / OPSYS Camera NEXAR / BRIGHTWAYVISION Short/Medium range RADAR Ultrasonic Cellphone RF wave SAVERONE

9 SAVERONE VRU TECHNOLOGY OVERCOMES CURRENT SENSORS ’ LIMITATIONS Lidar Radar Camera Primary Technology Laser beam Radar wave Light Affected by weather conditions Affected Affected Affected Affected by lighting conditions Unaffected Unaffected Affected NLoS * susceptibility Poor Poor Poor Detects distracted Pedestrians Poor Poor Poor SaverOne Cellphone RF wave Unaffected Unaffected Good Very Good Significantly enhancing the performance of existing sensors * Non Line of Sight

Complete Successful POC with Major European Truck OEM, Demonstrating the VRU technology RECENT MILESTONES LEADING TO ACCELERATED GROWTH Second Generation Technology and Global After Market Product Launch Sign ed MOU with Iveco for integration of SaverOne ’ s technology

11 A PPENDIX VRU S AFETY S OLUTION

12 THE CHALLENGE : VRU SAFETY Vulnerable - Road - Users (VRUs): pedestrians and cyclists are ‘ glued ’ to their smartphones • VRUs are estimated to be 70 % of the death cases in urban accidents, almost 40 % of them are pedestrians [ 1 ]. • Safety risks of pedestrian crossing points with reduced visibility are high The challenge increases due to: • Adverse weather conditions & Non - Line - of - Sight ( NLoS ) – where performance of Radar, Lidar and Camera is degraded • Limited performance of Radar, Lidar and Camera in providing vehicle ’ s situational awareness * Situational awareness is having an accurate understanding of 'what is going on' relating to the situation or system of context to the vehicle

13 DISTRACTED VRU s , U.S. STATISTICS Stat: National Highway Traffic Safety Administration (NHTSA) [ 2 ] Pedestrians accounted for approximately 17 % of traffic deaths [ 2020 ] . Most pedestrians are struck by the front of the vehicle ( 83%). Only 1.3 % of fatally injured pedestrians are struck by the rear of the vehicle , while 3.0 % are struck by the right side. Texting and walking caused over 11,000 injuries and over 5,000 pedestrian deaths [ 2019 ] [ 3 ] . In one study, 60% of walkers veered off course when texting, with serious alterations in the style and gait of walkers when texting. The topic of the use of mobile devices by VRU ( “ distracted VRU ” ) is much less explored in comparison to the use of the distracted drivers [ 4 ] .

14 DEGRADATION OF CURRENT SENSORS ’ PERFORMANCE Cities are dangerous for VRUs. The deadliest statistics are for NLoS scenarios, then low - visibility. Detecting VRUs in NLoS and adverse weather is a challenge for the automotive sensors . Under ideal conditions , the perception systems (Camera, Radar & Lidar) provide enough information to secure safety to mobility. In practice , several challenges impede these sensors ’ operability and demonstrate their poor performance under realistic adverse weather , such as rain, snow, fog, and hail [ 5 ] [ 6 ] . 21 % of vehicle crashes annually are due to adverse weather conditions , and approximately half ( 46%) of weather - related accidents are caused by rain [ 7 ] . Most pedestrian deaths occurred in urban settings (80%), on open roads (76%) vs. intersections (24%), and during dark lighting (76%). Most occur on Saturdays (1,005) [8] . Weather, Non - line - of - site, lightning conditions

15 technology enhances the performance of the sensor team (Camera, Lidar and Radar) through its superior abilities to deal with the NLoS , adverse weather conditions and low - visibility in a way that no other sensor can SAVERONE SOLUTION Detecting VRUs based on their RF footprint using Signal Processing and AI is the only sensor that detects if the VRU is distracted by his smartphone alerts the driver / ADAS in real - time about the estimated time - to - collision does not need an application on the VRU’s smartphone for the detection

16 already has a commercial novel system for distracted driver protection SAVERONE TECHNOLOGY accurately & passively detects the physical presence of the mobile, based on a user ’ s uplink activities with the cellular networks leverages proprietary algorithms, including Angle - of - Arrival ( AoA ) and RSSI based on Signal Processing & AI IP portfolio consists of tens of patents globally (in various stages).

17 [ 1 ] Mikusova , Miroslava , Joanna Wachnicka , and Joanna Zukowska . "Research on the Use of Mobile Devices and Headphones on Pedestrian Crossings — Pilot Case Study from Slovakia." Safety 7.1 (2021): 17 . [ 2 ] https://injuryfacts.nsc.org/motor - vehicle/road - users/pedestrians/ , 2019 article [ 3 ] https://www.jvelasquezlaw.com/texting - while - walking - is - dangerous/ , 2020 article [ 4 ] Mikusova , Miroslava , Joanna Wachnicka , and Joanna Zukowska . "Research on the Use of Mobile Devices and Headphones on Pedestrian Crossings — Pilot Case Study from Slovakia." Safety 7.1 (2021): 17 . [ 5 ] Zang, Shizhe , et al. "The Impact Of Adverse Weather Conditions On Autonomous Vehicles: How Rain, Snow, Fog, And Hail Affect The Performance Of A Self - driving Car." IEEE vehicular technology magazine 14.2 (2019): 103 - 111 . [ 6 ] Vargas, Jorge, et al. "An Overview Of Autonomous Vehicles Sensors And Their Vulnerability To Weather Conditions." Sensors 21.16 (2021): 5397 .. [ 7 ] NHTSA: How Do Weather Events Impact Roads? , 2020 [ 8 ] https://injuryfacts.nsc.org/motor - vehicle/road - users/pedestrians/ , 2019 REFERENCES

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